In accordance
with US-GAAP

interim group report as at 31 March 2005

DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 4 bn
Number of shares: 353.019.720
100% free float


Germany
20%
Other Europe
23%
Employees
6%
Rest of World
1%
UK
30%
US/Canada
20%

Net income and RoE after tax


€ m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
22.3
29.4
32.9
24.7
236
370
540
120
2002
2003
2004
03/2005

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B–	A–1+, AA–
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P–1, Aa3, B–	A–1, A
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–

Group figures

	Q1 2005	Q1 2004	Change Q1 2005 vs. Q1 2004	
Earnings (€ m)				
Net interest income	97	107	-10	9.3%
Net interest income incl. interest from trading derivatives	*112*	*107*	*5*	*4.7%*
Net commission income	10	21	-11	-52.4%
Income from sale of assets	35	97	-62	-63.9%
Trading result	51	-32	83	-259.4%
of which from securities and derivatives	32	-42	74	
of which derivatives valuation	4	10	-6	
of which interest	15	–	15	
Total revenues	**193**	**193**	**–**	**–**
Personnel expenditure	-36	-22	-14	63.6%
Other administrative expenditure	-15	-11	-4	36.4%
Depreciation on fixed assets	-2	-1	-1	100.0%
Administrative expenditure	**-53**	**-34**	**-19**	**55.9%**
Other income and expenditure	5	–	5	
Provision for loan losses	–	–	–	
Income before taxes	**145**	**159**	**-14**	**-8.8%**
Income and deferred tax	-25	-34	9	-26.5%
Income after income taxes	**120**	**125**	**-5**	**-4.0%**
Profit attributable to minority interests	–	–	–	
Group net income	**120**	**125**	**-5**	**-4.0%**
Key ratios				
Cost/Income ratio	27.5%	17.6%		
Earnings per Share according to US GAAP (€)	0.35	0.37	-0.02	-5.4%
Earnings per Share (based on number of shares issued (€)	0.34	0.35	-0.01	-2.9%
Return on equity after tax	24.7%	34.3%		

Balance sheet information (€)	Q1 2005	Q1 2004	Change Q1 2005 vs. Q4 2004	
Public sector finance	159,471	152,802	6,669	4.4%
Outstanding securities including loans taken up	88,237	84,073	4,164	5.0%
Equity	1,989	1,903	86	4.5%
Total assets	201,791	190,418	11,373	6.0%

Contents

Letter to Shareholders

Dear Shareholders,

After the outstanding success of fiscal year 2004, we continued in the same vein in 2005 with a good first quarter. The profit after taxes of € 120 million gives us every confidence that we will be able to achieve our profit target of up to € 500 million for the entire year. By opening up new markets and continuing to expand our product range, earnings of up to € 600 million should be realistic for 2006.

Total revenues in the first quarter remained stable year-on-year and reached € 193 million. Two indicators worthy of special mention are net interest income including interest from trading derivatives, which increased by € 5 million to € 112 million (+5%), and the trading result, which achieved a good level at € 36 million. Income from sale of assets amounted to € 35 million in the first quarter whilst net commission income totalled € 10 million. A very healthy € 24 billion of new business was generated in the first quarter which helped increase the total public finance portfolio to the € 160 billion mark.

Personnel and administrative expenditures increased considerably in the first quarter. After three months, total costs amounted to € 53 million; the cost/income ratio is still very good at 27.5%. The 56% rise in costs was mainly down to three factors: the ongoing development of our product range, the expansion of our geographic presence and some project-related expenditures.

The net profit in the first quarter amounted to € 120 million, which corresponds to a return on equity of 25%. The high retention of equity over the past 12 months increased total shareholders' equity from € 1.5 billion to € 2.0 billion. With net profit virtually unchanged, the return on equity has as a result come down from 34% in the first quarter of 2004 to 25%. This figure is still well above our medium-term target of over 20% which has long been communicated to the markets. We are intent on remaining one of the most profitable financial institutions in Europe in the years to come as well.

On 18 April we announced that we were halting the sale of our 100% German subsidiary Deutsche Pfandbriefbank AG, a process that was initiated in March 2004. None of the bids submitted met the full internal value for the Pfandbriefbank. Therefore our Board of Directors came to the conclusion that a sale was not in the best interests of shareholders. This means that our corporate structure, which has been operating very successfully since 2002, is unchanged. We will continue as planned to further develop the business with German clients from our branch in Frankfurt.

Since the beginning of the year, there have been several changes at Executive Committee level. Jürgen Karcher stepped down from the executive committee of the parent company in order to take on the position of CEO of the subsidiary Deutsche Pfandbriefbank AG. Bo Heide-Ottosen had already taken

on the role of Head of Treasury in the autumn of 2004. Fulvio Dobrich, who previously was in charge of the Bank's emerging markets business and product development, voluntarily resigned his positions. However, he will maintain close business ties with the Bank in the future.

Two new members joined the Executive Committee: Ali Yousefian, previously Fulvio Dobrich's deputy, is now in charge of trading, sales, and credit derivatives in the emerging markets. Andrew Readinger, who is responsible for financial structuring, will take over product areas that support the treasury activities and client relationship management. With these new people on board, we believe that we are in an excellent position to continue to drive forward our business expansion.

Gerhard Bruckermann

Thomas M. Kolbeck

Management

(Members of the Executive Committee)



Gerhard Bruckermann
(Chairman & CEO)

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Gerhard Bruckermann previously held senior positions in the capital market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA'S Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Thomas M. Kolbeck
(Vice Chairman & Deputy CEO)

Thomas M. Kolbeck joined DEPFA Group's Management Board in 1997. Prior to this, Thomas Kolbeck held various international management positions with Westdeutsche Landesbank. At DEPFA Group he has been instrumental in the international diversification of Public Finance activities and expansion of infrastructure financing and investment banking.



Dermot Cahillane

Dermot Cahillane joined DePfa-Bank Europe plc in 1993 as member of the Board of Directors and was appointed Managing Director in 1997. Prior to joining DEPFA Group, Dermot Cahillane held senior positions for many years in various national and international divisions of Allied Irish Bank ('AIB').
As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for Credit, Administration and Human Resources.



Reinhard Grzesik
(CFO)

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the corporate planning division until 2001. He previously worked in group development at Deutsche Bank AG. In late 2001, Reinhard Grzesik was appointed to the Management Board of DEPFA Deutsche Pfandbriefbank AG. As a member of the Board of Directors of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.



Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki.
As a member of the Executive Committee of DEPFA BANK plc Bo Heide-Ottosen is responsible for the Group's global Treasury including responsibility for balance sheet management.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA Group in 1999 as Chief Operations Officer. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup.
As a member of the Executive Committee of DEPFA BANK plc he is responsible for IT and Market Risk Control.



Andrew T. Readinger

Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley.
As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Structured Solutions both for the Bank as well as its clients.



Ali Yousefian

Ali Yousefian joined DEPFA BANK plc in October 2001 as a Managing Director to set up the Credit Derivatives activity of the bank. Prior to joining DEPFA BANK plc, Ali Yousefian held senior positions in Credit structuring at Commerzbank AG, Daiwa Securities and Credit Suisse Financial Products.
As a member of the Executive Committee of DEPFA BANK plc, Ali Yousefian is responsible for Emerging Markets Sales and Trading, including Credit and Local Currency Derivatives.

Interim Report as at 31 March 2005
Group figures according to US-GAAP

Group balance sheet as at 31 March 2005
of DEPFA BANK plc

Assets (€ m)	31.03.2005	31.12.2004
Cash and balances with central banks	1,213	730
Loans and advances to banks	24,916	20,918
Loans and advances to customers	73,769	69,226
Debt securities and other fixed income securities	91,887	89,986
Equities and other non fixed income securities	92	86
Intangible assets	52	33
Property and equipment	27	26
Other assets	5,193	4,259
Accrued interest and prepaid expenses	4,642	5,154
Total assets	**201,791**	**190,418**

Shareholders' equity and liabilities (€ m)	31.03.2005	31.12.2004
Liabilities to banks	66,277	59,255
Liabilities to customers	5,130	5,941
Debt securities in issue	110,272	104,457
Other liabilities	11,856	11,820
Accrued interest and deferred income	4,452	5,179
Provisions	305	345
Hybrid capital	1,510	1,509
Minority interest	–	9
Total liabilities	**199,802**	**188,515**
Equity		
Subscribed capital	104	104
Capital reserve	333	369
Retained earnings	1,457	1,337
Other comprehensive income	95	93
Total equity	**1,989**	**1,903**
Total shareholders' equity and liabilities	**201,791**	**190,418**
Contingent liabilities and loan commitments		
Contingent liabilities on guarantees and indemnity agreements	31	32
Loan commitments	13,723	11,057

Group profit and loss account for the period 1 January to 31 March 2005 of DEPFA BANK plc

€ m	31.03.2005	31.03.2004
Interest receivable and similar income from		
lending and money market business	895	820
fixed income securities	896	909
Interest payable and similar expenses	-1,694	-1,622
Net interest income	**97**	**107**
Commission income	14	25
Commission expenditure	-4	-4
Net commission income	**10**	**21**
Income from sale of assets	**35**	**97**
Trading result	**51**	**-32**
Operating income	**193**	**193**
General administrative expenses	-51	-33
Depreciation and amortisation of intangible assets and property and equipment	-2	-1
Other income and expenditure	5	–
Operating results before provision for loan losses	**145**	**159**
Provision for loan losses	–	–
Income before taxes	**145**	**159**
Income and deferred taxes	-25	-34
Income after taxes	**120**	**125**
Minority interest	**–**	**–**
Group net income	**120**	**125**
Weighted average number of ordinary shares	341,890,598	342,058,755
Total earnings per share (€)	**0.35**	**0.37**
Diluted earnings per share (€)	**0.35**	**0.37**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Sub-scribed capital	Capital-reserve	Retained earnings	Other comprehensive income: Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash flow hedges	Additional pension obligation	Total 2005	Total 2004
Balance at 31 December	**104**	**369**	**1,337**	**96**	**3**	**-6**	**1,903**	**1,378**
Group net income			120				120	125
Other comprehensive income				1	1	–	2	36
Comprehensive income	**–**	**–**	**120**	**1**	**1**	**–**	**122**	**161**
Dividends							–	
Purchase of shares for compensation scheme		-45					-45	-10
Share compensation cost		9					9	6
Balance at 31 March	**104**	**333**	**1,457**	**97**	**4**	**-6**	**1,989**	**1,535**

Consolidated statement of cash flows of DEPFA BANK plc

Consolidated Statement of Cash-flows (€ m)	2005	2004
Cash & cash equivalents as of 1 January	730	680
Cash-flow from operating activities	-124	-171
Cash-flow from investing activities	-11,355	-2,355
Cash-flow from financing activities	11,962	2,782
Cash & cash equivalents as of 31 March	1,213	936

Quarterly performance of DEPFA BANK

	2005 € m	2004 € m				Change Q1 2005 vs. Q1 2004	
	Q1	Q4	Q3	Q2	Q1	€ m	%
Net interest income	97	99	109	104	107	-10	-9.3
Net interest income incl. interest from trading derivatives	*112*	*106*	*110*	*104*	*107*	*5*	*4.7*
Net commission income	10	11	14	20	21	-11	-52.4
Income from sale of assets	35	179	73	8	97	-62	-63.9
Trading result	51	-30	4	57	-32	83	
of which from securities and derivatives	32	-11	-1	66	-42	-74	
of which from derivatives valuation	4	-26	4	-9	10	-6	
of which from interest	15	7	1	–	–	15	
Total revenues	**193**	**259**	**200**	**189**	**193**	**–**	**–**
Personnel expenditure	-36	-28	-26	-24	-22	-14	63.6
Other administrative expenditure	-15	-17	-12	-15	-11	-4	36.4
Depreciation on fixed assets	-2	-1	-3	-2	-1	-1	100.0
Administrative expenditure	**-53**	**-46**	**-41**	**-41**	**-34**	**-19**	**55.9**
Other income and expenditure	5	-10	-5	-3	–	5	
Provision for loan losses	–	–			–	–	
Income before taxes	**145**	**203**	**154**	**145**	**159**	**-14**	**-8.8**
Income and deferred tax	-25	-45	-24	-16	-34	9	-26.5
Income after income taxes	**120**	**158**	**130**	**129**	**125**	**-5**	**-4.0**
Profit attributable to minority interests	–	–	-1	-1	–	–	
Group net income	**120**	**158**	**129**	**128**	**125**	**-5**	**-4.0**

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2004 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new entities have been consolidated in this period.

Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004 DEPFA BANK plc initiated the sale process of its subsidiary Deutsche Pfandbriefbank AG ("Deutsche Pfandbriefbank"). The results of Deutsche Pfandbriefbank were classified as results from discontinued operations and its assets and liabilities were classified as held for sale in accordance with SFAS 144.

At the date of signing the Group accounts for 31 December 2004 the Group was in negotiations with a number of interested parties and expected a sale to be completed for a reasonable price in 2005. Subsequent to this date the negotiations were completed and the Group received bids from the interested parties. However, none of the bids submitted met the full internal value of Deutsche Pfandbriefbank for DEPFA Group. Therefore, on 18 April 2005, the Board of Directors of DEPFA BANK plc announced that a sale was not in the best interests of shareholders. Consequently, the results of operation of Deutsche Pfandbriefbank for the period and any prior periods are no longer reported as discontinued operations, and its assets and liabilities are no longer classified as held for sale. The comparative amounts for 2004 are reclassified accordingly.

No adjustment to the carrying amount of Deutsche Pfandbriefbank was required.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2004. In order to conform to the current period's presentation, the assets and liabilities of Deutsche Pfandbriefbank AG are no longer classified as held for sale in the comparative figures.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 31 March 2004 are based on the DEPFA Group interim report as at 31 March 2004, with reclassifications due to Deutsche Pfandbriefbank no longer being treated as a discontinued operation as described above.

(1) Loans and advances to banks

€ m	31.03.2005	31.12.2004
Public sector loans	7,543	8,308
Other loans and advances	17,314	12,554
Net deferred items	59	56
of which premiums	59	56
of which discounts	–	–
Total	**24,916**	**20,918**
of which repayable on demand	3,780	3,869

(2) Loans and advances to customers

€ m	31.03.2005	31.12.2004
Public sector loans	69,930	65,509
Property loans	2,899	3,001
Other loans and advances	629	427
Net deferred items	342	320
of which premiums	348	327
of which discounts	-6	-7
Provision for loan losses	-31	-31
Total	**73,769**	**69,226**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	31.03.2005	31.12.2004
Opening balance	**31**	**112**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers	–	-81
Closing balance	**31**	**31**

All provisions are specific loan loss provisions and relate to property loans.

(4) Debt securities and other fixed income securities

€ m	31.03.2005	31.12.2004
Available for sale	91,349	89,468
Trading	538	518
Total	**91,887**	**89,986**

(5) Liabilities to banks

€ m	31.03.2005	31.12.2004
Deposits	18,166	16,695
Other liabilities	47,991	42,561
Net deferred items	120	-1
Total	**66,277**	**59,255**
of which due on demand	1,237	1,391

(6) Liabilities to customers

€ m	31.03.2005	31.12.2004
Deposits	3,489	4,583
Other liabilities	1,640	1,357
Net deferred items	1	1
Total	**5,130**	**5,941**
of which due on demand	44	28

(7) Debt securities issued

€ m	31.03.2005	31.12.2004
Public sector covered bonds	77,504	74,349
Other covered bonds	594	860
Other debt securities	9,787	8,909
Money market securities	23,600	21,383
Net deferred items	-1,213	-1,044
Total	**110,272**	**104,457**

(8) Net interest income

€ m	31.03.2005	31.03.2004
Interest income from public sector finance	681	721
Interest income from other lending business and money market transactions	214	99
Interest income from fixed income securities	896	909
Interest expenditure for		
Asset covered bonds	-746	-740
Other debt securities	-98	-150
Other borrowings	-31	-19
Hybrid capital	-24	-23
Other banking transactions	-795	-690
Total	**97**	**107**

(9) Net commission income

€ m	31.03.2005	31.03.2004
Commission income from banking transactions	14	25
Commission expenditure from banking transactions	-4	-4
Total	**10**	**21**

(10) Trading result

€ m	31.03.2005	31.03.2004
Securities and derivatives trading result	32	-42
Valuation of derivatives / SFAS 133	4	10
Net interest on trading derivatives	15	–
Total	**51**	**-32**

(11) General administrative expenses

€ m	31.03.2005	31.03.2004
Personnel expenditure		
Wages and salaries	33	19
Social security costs	3	3
Other administrative expenditure	15	11
Total	**51**	**33**

(12) Incentive compensation programme

At 31 March 2005, the Trust established to purchase shares under the Group incentive programme held 11,489,159 shares of DEPFA BANK plc at a cost of € 102 million. Compensation cost relating to the programme recognised in the profit and loss account to 31 March 2005 amounted to € 9 million.

Segmental reporting

The Group's profit and loss relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany"and "Other", based on the registered office or location of the respective Group company or branch office.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

Profit & loss account € m	Ireland		Germany		Other		Consolidation/ reconciliation		Total	
	31.03. 2005	31.03. 2004	31.03. 2005	31.03. 2004	31.03. 2005	31.03. 2004	31.03. 2005	31.03. 2004	31.03. 2005	31.03. 2004
Net interest income	47	52	44	41	5	13	1	1	97	107
Net commission income	7	13	–	–	4	9	-1	-1	10	21
Income from sale of assets	34	83	1	10	-1	4	1	–	35	97
Trading result	16	-17	6	-1	33	-14	-4	–	51	-32
Total revenues	**104**	**131**	**51**	**50**	**41**	**12**	**-3**	**–**	**193**	**193**
Administrative expenditure	-19	-19	-11	-8	-27	-8	6	2	-51	-33
Depreciation on fixed assets	-1	–	–	–	-1	–	–	-1	-2	-1
Other income and expenditure	3	2	7	-2	5	1	-10	-1	5	–
Total expenditure	**-17**	**-17**	**-4**	**-10**	**-23**	**-7**	**-4**	**–**	**-48**	**-34**
Operating results before provisions for loan losses	**87**	**114**	**47**	**40**	**18**	**5**	**-7**	**–**	**145**	**159**
Provision for loan losses	–	–	–	–	–	–	–	–	–	–
Income before taxes	**87**	**114**	**47**	**40**	**18**	**5**	**-7**	**–**	**145**	**159**
Income and deferred tax	-9	-14	-15	-17	-2	-4	1	1	-25	-34
Income after taxes	**78**	**100**	**32**	**23**	**16**	**1**	**-6**	**1**	**120**	**125**
Minority interest income	–	–	–	–	–	–	–	–	–	–
Group net income	**78**	**100**	**32**	**23**	**16**	**1**	**-6**	**1**	**120**	**125**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 31 March 2005 for the DEPFA Group.

€ m	Nominal amount Residual maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	23,343	68,209	105,725	197,277
Interest rate futures and forward rate agreements	2,081	–	–	2,081
Interest rate options purchased	116	26	263	405
Interest rate options written	384	964	208	1,556
Other interest rate contracts	886	1,355	3,641	5,882
Foreign exchange forward contracts	9,343	–	–	9,343
Credit derivatives	3,881	3,265	4,919	12,065
Total	**40,034**	**73,819**	**114,756**	**228,609**

Other details

New commitments

€ m	31.03.2005	31.03.2004
Public sector finance	23,436	11,773
Other loans	776	633
Total	**24,212**	**12,406**

Primary sale of debentures including loans taken up

€ m	31.03.2005	31.03.2004
Public sector covered bonds	8,229	4,411
Other debentures	1,003	1,656
Loans taken up	559	674
Total	**9,791**	**6,741**

Average number of employees

	31.03.2005	31.03.2004
Total	**454**	**358**
of which part time employees	12	16

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	31.03.2005	31.12.2004
Core capital (Tier I)	2,271	1,945
Supplementary (Tier II)	859	1,259
Total regulatory capital	**3,130**	**3,204**

Capital adequacy ratios	31.03.2005	31.12.2004
BIS risk weighted assets (€ m)	18,768	16,335
Core capital ratio (Tier I)	12.1%	11.9%
Total capital ratio (Tier I + II)	**16.7%**	**19.6%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

Management

Members of the Executive Committee

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Reinhard Grzesik

Bo Heide-Ottosen

Rolf Hengsteler

Andrew T. Readinger

Ali Yousefian

Non-Executive Members of the Board of Directors

Dr. Richard Brantner,
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd) Luxembourg

Hans W. Reich,
Deputy Chairman
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College Dublin

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 450
1017 BW Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

DEPFA BANK